SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.13)*

Transocean Ltd.
(Name of Issuer)

Shares, par value CHF 0.10 per share
(Title of Class of Securities)

H8817H100
(CUSIP Number)

Andrew Langham, Esq.
Icahn Capital LP
767 Fifth Avenue, 47th Floor
New York, New York 10153
(212) 702-4300
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

September 28, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  / /.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d‑7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.  H8817H100

1. NAME OF REPORTING PERSON
High River Limited Partnership

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
1,095,579

8 SHARED VOTING POWER
0

9 SOLE DISPOSITIVE POWER
1,095,579

10 SHARED DISPOSITIVE POWER
0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,095,579

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.30%

14 TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No.  H8817H100

1. NAME OF REPORTING PERSON
Hopper Investments LLC

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
1,095,579

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
1,095,579

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,095,579

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.30%

14 TYPE OF REPORTING PERSON
OO

SCHEDULE 13D

CUSIP No.  H8817H100

1. NAME OF REPORTING PERSON
Barberry Corp.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
1,095,579

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
1,095,579

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,095,579

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.30%

14 TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No.  H8817H100

1. NAME OF REPORTING PERSON
Icahn Partners Master Fund LP

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
1,782,453

8 SHARED VOTING POWER
0

9 SOLE DISPOSITIVE POWER
1,782,453

10 SHARED DISPOSITIVE POWER
0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,782,453

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.49%

14 TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No.  H8817H100

1. NAME OF REPORTING PERSON
Icahn Offshore LP

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
1,782,453

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
1,782,453

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,782,453

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.49%

14 TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No.  H8817H100

1. NAME OF REPORTING PERSON
Icahn Partners LP

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
2,599,868

8 SHARED VOTING POWER
0

9 SOLE DISPOSITIVE POWER
2,599,868

10 SHARED DISPOSITIVE POWER
0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,599,868

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 0.71%

14 TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No.  H8817H100

1. NAME OF REPORTING PERSON
Icahn Onshore LP

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
2,599,868

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
2,599,868

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,599,868

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.71%

14 TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No.  H8817H100

1. NAME OF REPORTING PERSON
Icahn Capital LP

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
4,382,321

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
4,382,321

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,382,321

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.20%

14 TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No.  H8817H100

1. NAME OF REPORTING PERSON
IPH GP LLC

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
4,382,321

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
4,382,321

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,382,321

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.20%

14 TYPE OF REPORTING PERSON
OO

SCHEDULE 13D

CUSIP No.  H8817H100

1. NAME OF REPORTING PERSON
Icahn Enterprises Holdings L.P.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
4,382,321

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
4,382,321

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,382,321

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.20%

14 TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No.  H8817H100

1. NAME OF REPORTING PERSON
Icahn Enterprises G.P. Inc.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
4,382,321

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
4,382,321

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,382,321

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.20%

14 TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No.  H8817H100

1. NAME OF REPORTING PERSON
Beckton Corp.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
4,382,321

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
4,382,321

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,382,321

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.20%

14 TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No.  H8817H100

1 NAME OF REPORTING PERSON
Carl C. Icahn

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
5,477,900

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
5,477,900

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,477,900

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.50%

14 TYPE OF REPORTING PERSON
IN

SCHEDULE 13D

Item 1.  Security and Issuer

This statement constitutes Amendment No. 13 to the Schedule 13D relating to the Shares, par value CHF 0.10 per share (the "Shares"), issued by Transocean Ltd. (the "Issuer"), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on January 25, 2013, as amended by Amendment No. 1, filed with the SEC on January 29, 2013, Amendment No. 2, filed with the SEC on March 4, 2013, by Amendment No. 3, filed with the SEC on March 7, 2013, by Amendment No. 4, filed with the SEC on April 4, 2013, by Amendment No. 5, filed with the SEC on April 17, 201, by Amendment No. 6, filed with the SEC on April 19, 2013, by Amendment No. 7, filed with the SEC on April 26, 2013, by Amendment No. 8, filed with the SEC on April 30, 2013, by Amendment No. 9, filed with the SEC on May 2, 2013, by Amendment No. 10, filed with the SEC on May 13, 2013, by Amendment No. 11, filed with the SEC on May 17, 2013, and by Amendment No. 12, filed with the SEC on November 12, 2013, to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 4.  Purpose of Transaction

Item 4 of the Initial Schedule 13D is hereby amended to add the following:

The Reporting Persons believe that Jeremy Thigpen, the Chief Executive Officer of the Issuer, and his management team have done an outstanding job given the challenging environment, and the Reporting Persons continue to have confidence in them going forward. The Reporting Persons reduced their position in the Shares in order to recognize a capital loss for tax planning purposes.

Under the Settlement Agreement, dated as of November 10, 2013, entered into between the Issuer and the Reporting Persons, the Reporting Persons agreed to submit the resignation of both of their director designees if the Reporting Persons ceased to beneficially own at least 10,817,716 Shares. Following notification to the Issuer that the Reporting Persons ceased to beneficially own at least 10,817,716 Shares, the Issuer requested, and the Reporting Persons agreed, that both of the Reporting Persons' director designees would continue to serve on the Board of Directors of the Issuer.

Item 5.  Interest in Securities of the Issuer

Item 5 of the Initial Schedule 13D is hereby amended by replacing it in its entirety with the following:

(a) The Reporting Persons may be deemed to beneficially own, in the aggregate,  5,477,900 Shares, representing approximately 1.50% of the Issuer's outstanding Shares (based upon the 365,391,756 Shares stated to be outstanding as of July 26, 2016 by the Issuer in the Issuer's Form 10-Q for the quarterly period ended June 30, 2016).

(b) For purposes of this Schedule 13D:

High River has sole voting power and sole dispositive power with regard to 1,095,579    Shares. Each of Hopper, Barberry and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master has sole voting power and sole dispositive power with regard to 1,782,453 Shares. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Partners has sole voting power and sole dispositive power with regard to 2,599,868 Shares. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares.

Each of Hopper, Barberry and Mr. Icahn, by virtue of their relationships to High River (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended, the "Act") the Shares which High River directly beneficially owns. Each of Hopper, Barberry and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes.  Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to Icahn Master (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Icahn Master directly beneficially owns. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to Icahn Partners (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Icahn Partners directly beneficially owns. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes.

(c) The following table sets forth all transactions with respect to Shares effected during the past sixty (60) days by any of the Reporting Persons and not previously reported on Schedule 13D. All such transactions were sales of Shares effected in the open market.

Name of Reporting Person	Date of Transaction	Amount of Securities	Price
High River	9/23/2016	(600,000.00)	$9.26
High River	9/28/2016	(2,600,000.00)	$9.92

Icahn Partners	9/23/2016	(1,575,601.00)	$9.26
Icahn Partners	9/28/2016	(6,169,933.00)	$9.92

Icahn Master	9/23/2016	(824,399.00)	$9.26
Icahn Master	9/28/2016	(4,230,067.00)	$9.92

(e) As a result of the transactions reported in this Schedule 13D, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Shares and are no longer subject to the reporting requirements of Rule 13d-1(a) of the Exchange Act.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 28, 2016

ICAHN PARTNERS MASTER FUND LP
ICAHN OFFSHORE LP
ICAHN PARTNERS LP
ICAHN ONSHORE LP
BECKTON CORP.
HOPPER INVESTMENTS LLC
BARBERRY CORP.
HIGH RIVER LIMITED PARTNERSHIP
By: Hopper Investments LLC, general partner
By:  Barberry Corp.

By:  /s/ Edward E. Mattner
Name: Edward E. Mattner
Title: Authorized Signatory

ICAHN CAPITAL LP
By: IPH GP LLC, its general partner
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner
IPH GP LLC
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES HOLDINGS L.P.
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES G.P. INC.

By:  /s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

/s/ Carl C. Icahn_____________
CARL C. ICAHN

[Signature Page of Schedule 13D Amendment No. 13 – Transocean Ltd.]